EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2007	2008	2009	2010	2011
EARNINGS
Income Before Income Taxes	$804,622	$693,946	$890,471	$842,922	$678,690
Fixed Charges (as below)	260,794	318,684	283,540	269,886	248,026
Total Earnings	$1,065,416	$1,012,630	$1,174,011	$1,112,808	$926,716

FIXED CHARGES
Interest Expense	$196,978	$265,938	$241,134	$242,000	$221,976
Credit for Allowance for Borrowed Funds Used During Construction	43,916	27,946	16,506	3,786	2,350
Estimated Interest Element in Lease Rentals	19,900	24,800	25,900	24,100	23,700
Total Fixed Charges	$260,794	$318,684	$283,540	$269,886	$248,026

Ratio of Earnings to Fixed Charges	4.08	3.17	4.14	4.12	3.73